The Men’s Wearhouse, Inc.
6380 Rogerdale Road
Houston, Texas 77072

January 30, 2014

Office of Mergers and Acquisitions

Division of Corporation Finance

Mail Stop 3628

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549-3628

Attention:  Daniel F. Duchovny, Special Counsel

Re:                             Jos. A. Bank Clothiers, Inc.

Schedule TO-T filed January 6, 2014 by Java Corp. and

The Men’s Wearhouse, Inc.

SEC File No. 005-55471

Soliciting Materials filed pursuant to Rule 14a-12
Filed January 6, 2014 by Java Corp. and The Men’s Wearhouse, Inc.
SEC File No. 000-23874

Dear Mr. Duchovny:

In connection with the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated January 14, 2014 (the “Comment Letter”) to Steven A. Seidman, Esq. of Willkie Farr & Gallagher LLP, our external counsel, relating to the Schedule TO-T (the “Schedule TO”) filed by The Men’s Wearhouse, Inc., a Texas corporation (“MW”), and Java Corp., a Delaware corporation and wholly owned subsidiary of MW (the “Purchaser” and, together with MW, the “Filing Persons” or the “Bidders”), on January 6, 2014 (File No. 005-55471) and the Soliciting Materials filed pursuant to Rule 14a-12 filed by the Bidders on January 6, 2014 (File No. 000-23874) (together with the Schedule TO, the “Filings”), the Filing Persons hereby set forth below responses to the comments of the Staff contained in the Comment Letter.  Concurrently with our submission of this letter, we are filing an amendment to the Schedule TO, and certain exhibits thereto, setting forth the changes described herein (the “TO Amendment”).

We are delivering one courtesy copy of the TO Amendment and one courtesy copy of this letter to Mr. Duchovny of the SEC’s Division of Corporation Finance, Office of Mergers and Acquisitions.  In addition, we are delivering to Mr. Duchovny one courtesy copy of the TO Amendment marked to show the changes made to the disclosure included in the Offer to Purchase originally filed with the SEC.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in bold.  To further facilitate your review, in cases where edits were made within the text of the filing, we have indicated additional text with an underline and deleted text with a strikethrough.  Capitalized terms used herein and otherwise not defined herein shall

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

January 30, 2014

have the meanings assigned to such terms in the Schedule TO and the amended and restated Offer to Purchase filed as Exhibit (a)(1)(G) thereto (as amended, the “Offer to Purchase”).

Schedule TO

1.                                      Please tell us why you have not provided the financial statements required by Item 10 of Schedule TO.

Response:  Item 10 of Schedule TO requires disclosure of certain financial information of the Filing Persons, if material. Pursuant to the “safe harbor” of Instruction 2 to Item 10 of Schedule TO, financial statements of a Filing Person in a tender offer are not considered material, and therefore not required disclosure, when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either (c) the offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Act”), that files reports electronically on EDGAR, or (d) the offer is for all outstanding securities of the subject class.

We respectfully submit that the financial condition of the Filing Persons is not material pursuant to the safe harbor because: (a) the consideration in the Offer consists solely of cash, (b) the Offer is not subject to any financing condition and (c) the Offer is for all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred share purchase rights), of the subject company, Jos. A. Bank Clothiers, Inc., a Delaware corporation (“JOSB”).  In addition, we note that MW is a public reporting company under Section 13(a) of the Act and files reports electronically on EDGAR, as described in clause (c) of the safe harbor of Instruction 2 to Item 10 of Schedule TO.  Further, we do not believe that the financial statements of Purchaser are material to JOSB stockholders in consideration of the Offer as the Purchaser is a newly formed entity formed for the purpose of facilitating the acquisition of JOSB by MW and has not engaged in any business except for activities related to its formation and the Offer.  The disclosure of financial statements for the Purchaser would therefore not provide JOSB stockholders with any additional meaningful information.

Exhibit (a)(5)(C)

2.                                      We note in slide 2 of this presentation that you refer to the definition of forward-looking statements included in the Private Securities Litigation Reform Act of 1995.  Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  Please confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

January 30, 2014

Response:  We confirm that the Filing Persons acknowledge and agree that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.  The Filing Persons will refrain from referring to the safe harbor provisions in any future press releases or other communications relating to this tender offer.

3.                                      We also note the disclaimer that you do not undertake any obligation to update any forward-looking statements as a result of developments occurring after the date of your document.  This disclaimer is inconsistent with the requirements of General Instruction F of Schedule TO and your obligations under Rule 14d-6(c) to amend the Schedule to reflect a material change in the information previously disclosed.  Please confirm that you will avoid using this statement in all future communications.

Response:  We confirm that we will avoid using the disclaimer that we do not undertake any obligation to update any forward-looking statements to reflect any changes in events, new information or otherwise in all future communications relating to the tender offer.

Offer to Purchase

Cover Page

4.                                      Please refer to the Section 203 Condition.  The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.  Please revise to include an objective standard for determining whether that condition has been satisfied or waived.

Response:  In response to the Staff’s comment, in the TO Amendment, we have revised the references to the Section 203 Condition on the cover page of the Offer to Purchase, on page 4 of the Summary Term Sheet in the Offer to Purchase, in the second paragraph on page 8 of the Offer to Purchase and in Exhibits (a)(1)(D) and (a)(1)(E) to the Schedule TO to include an objective standard by providing that the Purchaser will make any such determination in its reasonable judgment.

Summary Term Sheet, page 1

5.                                      Refer to the highlighted language in the third question-and-answer on page 2.  We note that the Schedule TO has been filed as an exhibit to your solicitation materials.  Thus, it is unclear why you state here, and throughout the offer document, that the offer does not constitute a solicitation of proxies, regardless of a purchase of shares.  Please revise.

Response:  The Staff’s comment is respectfully noted.  The Offer to Purchase only mentions MW’s intention to nominate the Nominees as a material fact that bears on MW’s commitment to successfully consummate the Offer, and the steps MW intends to undertake to

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

January 30, 2014

encourage fulfillment of the conditions to the Offer, and that the Schedule TO was filed as an exhibit to the MW Current Report on Form 8-K filed on January 6, 2014 (the “8-K”) to provide complete disclosure regarding the Offer, which was addressed in Item 8.01 of the 8-K.  Similarly, because the press release referenced in Item 8.01 of the 8-K discloses MW’s intention to nominate the Nominees, provides summary biographies and comments on their qualifications as prospective directors of JOSB, the 8-K was filed simultaneously to satisfy the filing obligation of MW in respect of soliciting material pursuant to Rule 14a-12.  However, the Schedule TO (filed as Exhibit 99.1 to the 8-K), Form of Letter to Men’s Wearhouse’s Employees (filed as Exhibit 99.4 to the 8-K) and Form of Letter to Men’s Wearhouse’s Licensing Partners (filed as Exhibit 99.5 to the 8-K) are not, and were not intended to be, filed as soliciting material pursuant to Rule 14a-12 in respect of MW’s intention to nominate certain candidates as independent director candidates to the JOSB Board at the JOSB 2014 Annual Meeting.  The portions of the 8-K relating to such nominations were the sole portions of the 8-K intended to be so filed.  We respectfully maintain that the Schedule TO, Offer to Purchase and related materials do not constitute a solicitation of proxies.

6.                                      Refer to the fourth question-and-answer on page 2.  We note that the bidders do not have the financial resources or any financing to pay for the shares subject to the offer.  Thus, your offer is not financed.  Generally, when an offer is not financed, or when a bidder’s ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed.  Under Rule 14d-3(b)(1), a bidder is required to promptly file an amendment to its Schedule TO disclosing this material change.  Please confirm that you will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-3(b)(1).  In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer will be extended so that at least five business days remain in the offer.  Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response:  We confirm our understanding that (i) under Rule 14d-3(b)(1), the Filing Persons are required to amend the Schedule TO promptly to disclose a material change to the information previously disclosed, which, pursuant to the Staff’s position with respect to financing, would include the offer becoming fully financed and (ii) as a result, under Rule 14d-4(d) the Filing Persons are required to and therefore will disseminate the disclosure of a material change in a manner reasonably calculated to inform security holders.

We also confirm that five business days will remain in the Offer following any such disclosure or that the Offer will be extended so that at least five business days remain in the Offer following any such disclosure.

Terms of the Offer, page 11

7.                                      Please revise the definition of “business day” to comport with the definition in Rule 14d-1.

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

January 30, 2014

Response:  In response to the Staff’s comment, in the TO Amendment, we have revised the definition of “business day” in the sixth paragraph of Section 1 on page 11 of the Offer to Purchase to state:

“Business day” means any day, other than Saturday, Sunday or a federal holiday, and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time.

Conditions of the Offer, page 32

8.                                      We note that condition (i) refers to the occurrence of certain events that may result in a “material diminution in the benefits expected to be derived” by you as a result of any transaction with JOSB.  The condition also refers to the effect of any of certain events on the value of the shares to you.  Revise your offer document to describe the benefits you expect from any such transaction or the value of the Shares to you such that the condition may be objectively determinable.  See comment 4 above relating to illusory offers.

Response:  In response to the Staff’s comment, in the TO Amendment, we have revised the disclosure in Section 14 on page 32 of the Offer to Purchaser in condition (i) to include an objective standard by providing that the Filing Persons shall make all determinations regarding such condition (i) in their reasonable judgment.

9.                                      We note the offer is subject to several conditions that include the language “we become aware” of any facts or events.  Thus, the disclosure appears to have the effect of allowing the bidders to determine the satisfaction or failure of a condition in their own offer.  The ability of a bidder to determine, in its sole discretion, whether a condition has occurred may render the offer illusory.  Please revise.

Response:  In response to the Staff’s comment, in the TO Amendment we have revised the disclosure in Section 14 on pages 33, 34 and 35 of the Offer to Purchase to include an objective standard by providing in each place where the language “we become aware” is used that such condition will also be satisfied or fail, as applicable, where the Filing Persons “would reasonably be expected to become aware”.

10.                               We note your inclusion of the Merger Agreement Condition in the cover page of the offer document and in the opening paragraph of this section.  It is unclear how condition (viii) is different from the Merger Agreement Condition.  Please advise or revise.

Response:  In response to the Staff’s comment, in the TO Amendment we have revised the disclosure in Section 14 on page 35 of the Offer to Purchase to keep the Merger Agreement Condition, which is a positive condition that requires a definitive merger agreement that contemplates consummation of the Offer, and revise condition (viii) to provide that the Offer may be terminated if MW and JOSB reach any agreement or understanding pursuant to which it is agreed that the Offer will be terminated.

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

January 30, 2014

11.                               We note the language in the last paragraph in this section that your failure “at any time to exercise [your] rights under any of the foregoing conditions shall not be deemed a waiver of any such right.”  If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm your understanding supplementally.

Response:  We confirm our understanding that when an offer condition (other than an offer condition that may only be determined upon the expiration of the offer) is triggered by events that occur during the offer period and before the expiration of the offer, we will promptly inform security holders as to how we intend to proceed.

12.                               With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition.  When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding supplementally.

Response:  We confirm our understanding that consummating the Offer at a time when a condition is triggered would constitute a waiver of that triggered condition.  Further, we confirm that we are aware that the waiver of a condition, depending on the materiality of the waived condition and the number of days remaining in the Offer, may require extension of the Offer and circulation of new disclosure to stockholders.

Soliciting Materials

13.                               Refer to slide 8.  With a view toward future revised disclosure, tell us what you mean by “the upside potential” of JOSB’s brand.

Response:  We believe that the JOSB brand has strong recognition among men’s apparel customers, which for many years has been associated with a quality non-branded suit at a great value.  However, in the last several years, we believe the JOSB brand equity has been meaningfully diminished, in large part due to JOSB’s extensive use of extreme promotional offerings (e.g., buy 1 get 5 free).  As such, we believe there is a substantial upside in re-establishing JOSB as a trusted quality brand.

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

January 30, 2014

Additionally, we believe that a combination of MW and JOSB provides further upside potential for the JOSB brand by (a) implementing MW’s culture of service to increase JOSB customer engagement, (b) implementing a JOSB customer loyalty program and (c) optimizing JOSB’s customer service and marketing practices.

14.                               You state a vote for the incumbent nominees would encourage the JOSB board “to continue to ignore value creating opportunities for shareholders.”  Your disclosure appears to suggest that the current board members have not carried out their fiduciary duties in connection to the MW offer.  Participants must avoid statements in their disclosure that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation.  In this regard, note that the factual foundation for such assertions must be reasonable.  Refer to Rule 14a-9.  Please provide us support for the referenced disclosure and avoid similar statements in future filings.

Response:  We did not intend the quoted language to directly or indirectly impugn the character, integrity, or personal reputation of members of the JOSB Board or make charges of illegal or immoral conduct, and do not believe that it does.  We supplementally advise the Staff that our statements were made following the JOSB Board’s rejection of the $55.00 per Share MW Proposal made directly to the JOSB Board without any willingness by the JOSB Board to participate in the opportunity to discuss the MW Proposal with MW.  The point of the quoted language was not that the JOSB Board ignored the MW offer, which might suggest a fiduciary breach, but rather that they ignored the opportunity to create value by entering into discussions with MW.  We do not believe the quoted language states or suggests that the JOSB Board breached its fiduciary duties, and it was not our intention to make such a statement or suggestion.  We believe the language suggested, and was intended to suggest, that because the JOSB Board did not avail itself of an opportunity to create value for the JOSB shareholders by discussing the MW Proposal with MW, the JOSB shareholders should be unhappy with the JOSB Board.  We respectfully note that it is our belief that not everything that may justifiably cause the JOSB shareholders to be unhappy with the JOSB Board of Directors rises to the level of a breach of fiduciary duties, and that we believe it would not be reasonable to read an implication of fiduciary duty breach into the language referenced by the Staff.

We, the Bidders, hereby acknowledge that:

1. We are responsible for the adequacy and accuracy of the disclosure in the Filings;

2. Comments from the Staff of the SEC or changes to the disclosure in the Filings in response to comments from the Staff of the SEC do not foreclose the SEC from taking any action with respect to the Filings; and

Mr. Daniel F. Duchovny

United States Securities and Exchange Commission

January 30, 2014

3. We may not assert comments from the staff of the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Filing Parties responses to the Comment Letter, please do not hesitate to contact Michael Conlon, Secretary to the MW Board, at (281) 776-7391 or Steven A. Seidman of Willkie Farr & Gallagher LLP, our external counsel, at (212) 728-8000. Thank you for your time and consideration.

The Men’s Wearhouse, Inc.

		By:	/s/ Douglas S. Ewert
Name: Douglas S. Ewert
Title: President and Chief Executive Officer

Java Corp.

		By:	/s/ Douglas S. Ewert
Name: Douglas S. Ewert
Title: President and Chief Executive Officer

cc:	Steven A. Seidman
Willkie Farr & Gallagher LLP